Exhibit 4


                                                                  Execution Copy

                                                        Dated: December 19, 2005

      NEITHER THIS NOTE NOR THE SECURITIES INTO WHICH THIS NOTE IS CONVERTIBLE HAVE BEEN REGISTERED WITH THE SECURITIES AND EXCHANGE COMMISSION OR THE SECURITIES COMMISSION OF ANY STATE IN RELIANCE UPON AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND, ACCORDINGLY, MAY NOT BE OFFERED OR SOLD EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT OR PURSUANT TO AN AVAILABLE EXEMPTION FROM, OR IN A TRANSACTION NOT SUBJECT TO, THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND IN ACCORDANCE WITH APPLICABLE STATE SECURITIES LAWS.

No. CCP-1                                                             $2,500,000

                                 FUTUREMEDIA PLC

                                Convertible Note

                              Due December 19, 2008

      This Convertible Note (the "Note") is issued by FUTUREMEDIA PLC, an English corporation (the "Obligor"), to CORNELL CAPITAL PARTNERS, LP (the "Holder"), pursuant to that certain Securities Purchase Agreement (the "Securities Purchase Agreement") of even date herewith.

      FOR VALUE RECEIVED, the Obligor hereby promises to pay to the Holder or its successors and assigns the principal sum of Two Million Five Hundred Thousand Dollars ($2,500,000) together with accrued but unpaid interest on or before December 19, 2008 (the "Maturity Date") in accordance with the following terms:

      Interest. Interest shall accrue on the outstanding principal balance hereof at an annual rate equal to ten percent (10%) for the period of one (1) year following the date hereof. Commencing on December 19, 2006, interest shall accrue on the outstanding principal balance hereof at an annual rate equal to eight percent (8%). Commencing on December 19, 2007, interest shall accrue on the outstanding principal balance hereof at an annual rate equal to seven percent (7%). Interest shall be calculated on the basis of a 360-day year and the actual number of days elapsed, to the extent permitted by applicable law. Interest hereunder will be paid to the Holder or its assignee (as defined in Section 4) in whose name this Note is registered on the records of the Obligor regarding registration and transfers of Notes (the "Note Register"). The Obligor shall have the right (but not the obligation) to make monthly interest payments in cash.

      Right of Redemption. The Obligor at its option shall have the right, with three (3) business days advance written notice (the "Redemption Notice"), to redeem a portion or all amounts outstanding under this Note prior to the Maturity Date only if the Closing Bid Price of the of the Obligor's ADSs (representing Ordinary Shares), as reported by Bloomberg, LP, is less than the Fixed Price at the time of the Redemption Notice and the Obligor shall pay an amount equal to the principal amount outstanding and accrued interest being redeemed, plus a redemption premium of twenty percent (20%) ("Redemption Premium") of the amount redeemed (collectively referred to as the "Redemption Amount"). The Obligor shall deliver to the Holder the Redemption Amount on the third (3rd) business day after the Redemption Notice.


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                                                                  Execution Copy

      Notwithstanding the foregoing in the event that the Obligor has elected to redeem a portion of the outstanding principal amount and accrued interest under this Note the Holder shall still be entitled to effectuate Conversions as contemplated hereunder.

      This Note is subject to the following additional provisions:

      Section 1. This Note is exchangeable for an equal aggregate principal amount of Notes of different authorized denominations, as requested by the Holder surrendering the same. No service charge will be made for such registration of transfer or exchange.

      Section 2. Events of Default.

      (a) An "Event of Default", wherever used herein, means any one of the following events (whatever the reason and whether it shall be voluntary or involuntary or effected by operation of law or pursuant to any judgment, decree or order of any court, or any order, rule or regulation of any administrative or governmental body):

            (i) Any default in the payment of the principal of, interest on or other charges in respect of this Note, free of any claim of subordination, as and when the same shall become due and payable (whether on a Conversion Date or the Maturity Date or by acceleration or otherwise), subject in each case to a cure period of five (5) Trading Days;

            (ii) The Obligor shall fail to observe or perform any other material covenant, agreement or warranty contained in, or otherwise commit any material breach or default of any provision of this Note (except as may be covered by Section 2(a)(i) hereof) or any Transaction Document (as defined in Section 4) which is not cured with in the time prescribed;

            (iii) The Obligor shall commence, or there shall be commenced against the Obligor under any applicable bankruptcy or insolvency laws as now or hereafter in effect or any successor thereto, or the Obligor commences any other proceeding under any reorganization, arrangement, adjustment of debt, relief of debtors, dissolution, insolvency or liquidation or similar law of any jurisdiction whether now or hereafter in effect relating to the Obligor or there is commenced against the Obligor any such bankruptcy, insolvency or other proceeding which remains undismissed for a period of 61 days; or the Obligor is adjudicated insolvent or bankrupt; or any order of relief or other order approving any such case or proceeding is entered; or the Obligor suffers any appointment of any custodian, private or court appointed receiver or the like for it or any substantial part of its property which continues undischarged or unstayed for a period of sixty one (61) days; or the Obligor makes a general assignment for the benefit of creditors; or the Obligor shall fail to pay, or shall state that it is unable to pay, or shall be unable to pay, its debts generally as they become due; or the Obligor shall call a meeting of its creditors with a view to arranging a composition, adjustment or restructuring of its debts; or the Obligor shall by any act or failure to act expressly indicate its consent to, approval of or acquiescence in any of the foregoing; or any corporate or other action is taken by the Obligor for the purpose of effecting any of the foregoing;


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                                                                  Execution Copy

            (iv) The Obligor or any subsidiary of the Obligor shall default in any of its obligations under any other debenture or any mortgage, credit agreement or other facility, indenture agreement, factoring agreement or other instrument under which there may be issued, or by which there may be secured or evidenced any indebtedness for borrowed money or money due under any long term leasing or factoring arrangement of the Obligor or any subsidiary of the Obligor (but not including trade debt or any other indebtedness arising in the ordinary course of business) in an amount exceeding $500,000, whether such indebtedness now exists or shall hereafter be created and such default shall result in such indebtedness becoming or being declared due and payable prior to the date on which it would otherwise become due and payable;

            (v) The Company's ADSs representing Ordinary Shares shall cease to be quoted for trading or listed for trading on either the Nasdaq OTC Bulletin Board ("OTC"), Nasdaq-CM, New York Stock Exchange, American Stock Exchange or the Nasdaq National Market (each, a "Subsequent Market") and shall not again be quoted or listed for trading thereon within five (5) Trading Days of such delisting;

            (vi) [Reserved];

            (vii) The Obligor shall fail to file the Underlying Shares Registration Statement (as defined in Section 4) with the Commission (as defined in Section 4), or the Underlying Shares Registration Statement shall not have been declared effective by the Commission, in each case within the time periods set forth in the Registration Rights Agreement of even date herewith between the Obligor and the Holder;

            (viii) If the effectiveness of the Underlying Shares Registration Statement lapses for any reason for more than five (5) consecutive Trading Days or an aggregate of 15 Trading Days (which need not be consecutive Trading Days) in any 12-month period;

            (ix) The Obligor shall fail for any reason to deliver Ordinary Shares certificates to a Holder on or before the fifth (5th) Trading Day after a Conversion Date or the Obligor shall provide notice to the Holder, including by way of public announcement, at any time, of its intention not to comply with requests for conversions of this Note in accordance with the terms hereof;

            (x) The Obligor shall fail for any reason to deliver the payment in cash pursuant to a Buy-In (as defined herein) within 10 Trading Days after notice is delivered hereunder;


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                                                                  Execution Copy

      (b) During the time that any portion of this Note is outstanding, if any Event of Default has occurred and has not been cured by the Obligor within ten
(10) calendar days written after notice from the Holder to the Obligor, the full principal amount of this Note, together with interest and other amounts owing in respect thereof, to the date of acceleration shall become at the Holder's election, immediately due and payable in cash, provided however, the Holder may request (but shall have no obligation to request) payment of such amounts in Ordinary Shares of the Obligor. If an Event of Default occurs and remains uncured, the Conversion Price shall be reduced to $0.42 for so long as such Event of Default remains uncured. In addition to any other remedies, the Holder shall have the right (but not the obligation) to convert this Note at any time after (x) an Event of Default or (y) the Maturity Date at the Conversion Price then in-effect. The Holder need not provide and the Obligor hereby waives any presentment, demand, protest or other notice of any kind, and the Holder may immediately and without expiration of any grace period enforce any and all of its rights and remedies hereunder and all other remedies available to it under applicable law. Such declaration may be rescinded and annulled by Holder at any time prior to payment hereunder. No such rescission or annulment shall affect any subsequent Event of Default or impair any right consequent thereon. Upon an Event of Default, notwithstanding any other provision of this Note or any Transaction Document, the Holder shall have no obligation to comply with or adhere to any limitations, if any, on the conversion of this Note or the sale of the Underlying Shares.

      Section 3. Conversion.

      (a) (i) Conversion at Option of Holder.

                  (A) This Note shall be convertible into Ordinary Shares at the option of the Holder, in whole or in part at any time and from time to time, after the Original Issue Date (as defined in Section 4) (subject to the limitations on conversion set forth in Section 3(a)(ii) hereof). The number of Ordinary Shares issuable upon a conversion hereunder equals the quotient obtained by dividing (x) the outstanding amount of this Note to be converted by
(y) the Conversion Price (as defined in Section 3(c)(i)). The Obligor shall deliver Ordinary Shares certificates to the Holder on or before to the Fifth
(5th) Trading Day after a Conversion Date.

                  (B) Notwithstanding anything to the contrary contained herein, if on any Conversion Date: (1) the number of shares of Ordinary Shares at the time authorized, unissued and unreserved for all purposes, or held as treasury stock, is insufficient to pay principal and interest hereunder in Ordinary Shares; (2) the Ordinary Shares are not listed or quoted for trading on the Nasdaq-CM or on a Subsequent Market; (3) the Obligor has failed to timely satisfy its conversion; or (4) the issuance of such Ordinary Shares would result in a violation of Section 3(a)(ii), then, at the option of the Holder, the Obligor, in lieu of delivering Ordinary Shares pursuant to Section 3(a)(i)(A), shall deliver, within five Trading Days of each applicable Conversion Date, an amount in cash equal to the product of the outstanding principal amount to be converted plus any interest due therein divided by the Conversion Price and multiplied by the closing price of the stock on the date of the conversion notice.

                  (C) The Holder shall effect conversions by delivering to the Obligor a completed notice in the form attached hereto as Exhibit A (a "Conversion Notice"). The date on which a Conversion Notice is delivered is the "Conversion Date." Unless the Holder is converting the entire principal amount outstanding under this Note, the Holder is not required to physically surrender this Note to the Obligor in order to effect conversions. Conversions hereunder shall have the effect of lowering the outstanding principal amount of this Note plus all accrued and unpaid interest thereon in an amount equal to the applicable conversion. The Holder and the Obligor shall maintain records showing the principal amount converted and the date of such conversions. In the event of any dispute or discrepancy, the records of the Holder shall be controlling and determinative in the absence of manifest error.


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                                                                  Execution Copy

            (ii) Certain Conversion Restrictions.

                  (A) A Holder may not convert this Note or receive shares of Ordinary Shares as payment of interest hereunder to the extent such conversion or receipt of such interest payment would result in the Holder, together with any affiliate thereof, beneficially owning (as determined in accordance with Section 13(d) of the Exchange Act and the rules promulgated thereunder) in excess of 4.9% of the then issued and outstanding shares of Ordinary Shares, including shares issuable upon conversion of, and payment of interest on, this Note held by such Holder after application of this Section. Since the Holder will not be obligated to report to the Obligor the number of Ordinary Shares it may hold at the time of a conversion hereunder, unless the conversion at issue would result in the issuance of Ordinary Shares in excess of 4.9% of the then outstanding shares of Ordinary Shares without regard to any other shares which may be beneficially owned by the Holder or an affiliate thereof, the Holder shall have the authority and obligation to determine whether the restriction contained in this Section will limit any particular conversion hereunder and to the extent that the Holder determines that the limitation contained in this Section applies, the determination of which portion of the principal amount of this Note is convertible shall be the responsibility and obligation of the Holder. If the Holder has delivered a Conversion Notice for a principal amount of this Note that, without regard to any other shares that the Holder or its affiliates may beneficially own, would result in the issuance in excess of the permitted amount hereunder, the Obligor shall notify the Holder of this fact and shall honor the conversion for the maximum principal amount permitted to be converted on such Conversion Date in accordance with the periods described in
Section 3(a)(i)(A) and, at the option of the Holder, either retain any principal amount tendered for conversion in excess of the permitted amount hereunder for future conversions or return such excess principal amount to the Holder. The provisions of this Section may be waived by a Holder (but only as to itself and not to any other Holder) upon not less than 65 days prior notice to the Obligor. Other Holders shall be unaffected by any such waiver.

                  (B) Notwithstanding the foregoing, in the event that a Holder acquires Ordinary Shares or ADSs through open market purchases (or in any other transaction other than pursuant to this Note or the transaction contemplated by the Securities Purchase Agreement) and such acquisition of Ordinary Shares or ADSs (or any portion thereof) precludes or limits the portion of this Note which may be converted pursuant to a conversion as a result of the foregoing 4.99% limitation then such Holder shall sell such Ordinary Shares or ADSs within 10 days so as to ensure that there is no delay in the conversion of any portion of this Note as a result thereof.

                  (C) In accordance with the shareholder approval requirements under the rules of The Nasdaq Stock Market, notwithstanding any other provision contained in this Note, in no event shall the Obligor be obligated in connection with the transactions contemplated by this Note and/or by the Securities Purchase Agreement to issue Ordinary Shares representing more than 19.99% of its outstanding capital stock as of the date hereof (and before giving effect to the transactions contemplated hereby and thereby) (or such other applicable number of Ordinary Shares as may be provided under the rules of The Nasdaq Stock Market from time to time) without prior approval of its shareholders at a general meeting called for that purpose. For the avoidance of doubt, no Buyer shall be permitted to vote any Ordinary Shares purchased or otherwise received (by way of conversion of the Convertible Notes or upon exercise of Warrants) pursuant to the transactions contemplated by this Agreement at any such general meeting.


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                                                                  Execution Copy

      (b) (i) Nothing herein shall limit a Holder's right to pursue actual damages or declare an Event of Default pursuant to Section 2 herein for the Obligor 's failure to deliver certificates representing Ordinary Shares upon conversion within the period specified herein and such Holder shall have the right to pursue all remedies available to it at law or in equity including, without limitation, a decree of specific performance and/or injunctive relief, in each case without the need to post a bond or provide other security. The exercise of any such rights shall not prohibit the Holder from seeking to enforce damages pursuant to any other Section hereof or under applicable law.

            (ii) In addition to any other rights available to the Holder, if the Obligor fails to deliver to the Holder such certificate or certificates pursuant to Section 3(a)(i)(A) on or before the fifth (5th) Trading Day after the Conversion Date, and if after such fifth (5th) Trading Day the Holder purchases (in an open market transaction or otherwise) Ordinary Shares to deliver in satisfaction of a sale by such Holder of the Underlying Shares which the Holder anticipated receiving upon such conversion (a "Buy-In"), then the Obligor shall
(A) pay in cash to the Holder the amount by which (x) the Holder's total purchase price (including brokerage commissions, if any) for the Ordinary Shares so purchased exceeds (y) the product of (1) the aggregate number of shares of Ordinary Shares that such Holder anticipated receiving from the conversion at issue multiplied by (2) the closing price of the Ordinary Shares on the Conversion Date and (B) at the option of the Holder, either reissue a Note in the principal amount equal to the principal amount of the attempted conversion or deliver to the Holder the number of Ordinary Shares that would have been issued had the Obligor timely complied with its delivery requirements under
Section 3(a)(i)(A). For example, if the Holder purchases Ordinary Shares having a total purchase price of $11,000 to cover a Buy-In with respect to an attempted conversion of Notes with respect to which the closing price of the Underlying Shares on the Conversion Date was a total of $10,000 under clause (A) of the immediately preceding sentence, the Obligor shall be required to pay the Holder $1,000. The Holder shall provide the Obligor written notice indicating the amounts payable to the Holder in respect of the Buy-In.

      (c) (i) The Holder is entitled, at its option, to convert, and sell on the same day, at any time, until payment in full of this Note, all or any part of the principal amount of the Note, plus accrued interest, into the Obligor's Ordinary Shares at the price per share equal to the lesser of (a) $0.525 (the "Fixed Price") or (b) an amount equal to ninety five percent (95%) of the lowest volume weighted average price of the Ordinary Shares, as quoted by Bloomberg, LP, for any period of three (3) consecutive trading days during the thirty (30) trading days immediately preceding the Conversion Date (the "Discount Price") which may be adjusted pursuant to the other terms of this Note. The conversion prices referred to in sub-clauses (a) and (b) above are individually referred to as a "Conversion Price." In the event the Holder converts at the Discount Price, the Obligor shall be permitted to limit the Holder's conversions to 1/12th of the Subscription Amount (as such term is defined in the Securities Purchase Agreement of even date herewith) plus accrued interest in any thirty (30) day period. In addition, notwithstanding any other provision herein, the Holder shall convert a minimum of twenty five percent (25%) of the Subscription Amount (as such term is defined in the Securities Purchase Agreement of even date herewith), along with a pro rata amount of accrued but unpaid interest, (x) before December 19, 2006 and (y) after December 19, 2006 but before December 19, 2007, respectively (such that a minimum of fifty percent (50%) of the Subscription Amount and a pro rata amount of accrued interest shall be converted before December 19, 2007). Any and all amount of outstanding principal and accrued but unpaid interest of this Note shall be converted on or before the Maturity Date. For the avoidance of doubt, the mandatory conversion provisions of this Section 3(c)(i) shall be subject to the 4.9% limitation in Section 3(a)(ii)(A) above.


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            (ii) If the  Obligor,  at any time while  this Note is  outstanding, shall (a) pay a stock dividend or otherwise make a distribution or distributions on its Ordinary Shares or any other equity or equity equivalent securities payable in shares of Ordinary Shares, (b) subdivide outstanding Ordinary Shares into a larger number of shares, (c) combine (including by way of reverse stock split) outstanding Ordinary Shares into a smaller number of shares, or (d) issue by reclassification of the Ordinary Shares any shares of capital stock of the Obligor, then the Fixed Price shall be multiplied by a fraction of which the numerator shall be the number of shares of Ordinary Shares (excluding treasury shares, if any) outstanding before such event and of which the denominator shall be the number of Ordinary Shares outstanding after such event. Any adjustment made pursuant to this Section shall become effective immediately after the record date for the determination of stockholders entitled to receive such dividend or distribution and shall become effective immediately after the effective date in the case of a subdivision, combination or re-classification.

            (iii) If the Obligor, at any time while this Note is outstanding, shall issue rights, options or warrants to all holders of Ordinary Shares (and not to the Holder) entitling them to subscribe for or purchase Ordinary Shares at a price per share less than the Fixed Price, then the Fixed Price shall be multiplied by a fraction, of which the denominator shall be the number of Ordinary Shares (excluding treasury shares, if any) outstanding on the date of issuance of such rights or warrants (plus the number of additional Ordinary Shares offered for subscription or purchase), and of which the numerator shall be the number of Ordinary Shares (excluding treasury shares, if any) outstanding on the date of issuance of such rights or warrants, plus the number of shares which the aggregate offering price of the total number of shares so offered would purchase at the Fixed Price. Such adjustment shall be made whenever such rights or warrants are issued, and shall become effective immediately after the record date for the determination of stockholders entitled to receive such rights, options or warrants. However, upon the expiration of any such right, option or warrant to purchase shares of the Ordinary Shares the issuance of which resulted in an adjustment in the Fixed Price pursuant to this Section, if any such right, option or warrant shall expire and shall not have been exercised, the Fixed Price shall immediately upon such expiration be recomputed and effective immediately upon such expiration be increased to the price which it would have been (but reflecting any other adjustments in the Fixed Price made pursuant to the provisions of this Section after the issuance of such rights or warrants) had the adjustment of the Fixed Price made upon the issuance of such rights, options or warrants been made on the basis of offering for subscription or purchase only that number of shares of the Ordinary Shares actually purchased upon the exercise of such rights, options or warrants actually exercised.


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            (iv) Reserved.

            (v) If the Obligor, at any time while this Note is outstanding, shall distribute to all holders of Ordinary Shares (and not to the Holder) evidences of its indebtedness or assets or rights or warrants to subscribe for or purchase any security, then in each such case the Fixed Price at which this Note shall thereafter be convertible shall be determined by multiplying the
Fixed  Price  in  effect   immediately  prior  to  the  record  date  fixed  for
determination of stockholders entitled to receive such distribution by a fraction of which the denominator shall be the Closing Bid Price determined as of the record date mentioned above, and of which the numerator shall be such Closing Bid Price on such record date less the then fair market value at such record date of the portion of such assets or evidence of indebtedness so distributed applicable to one outstanding share of the Ordinary Shares as determined by the Board of Directors in good faith. In either case the adjustments shall be described in a statement provided to the Holder of the portion of assets or evidences of indebtedness so distributed or such subscription rights applicable to one share of Ordinary Shares. Such adjustment shall be made whenever any such distribution is made and shall become effective immediately after the record date mentioned above.

            (vi) In case of any reclassification of the Ordinary Shares or any compulsory share exchange pursuant to which the Ordinary Shares are converted into other securities, cash or property, the Holder shall have the right thereafter to, at its option, convert the then outstanding principal amount, together with all accrued but unpaid interest and any other amounts then owing hereunder in respect of this Note into the shares of stock and other securities, cash and property receivable upon or deemed to be held by holders of the Ordinary Shares following such reclassification or share exchange, and the Holder of this Note shall be entitled upon such event to receive such amount of securities, cash or property as the shares of the Ordinary Shares of the Obligor into which the then outstanding principal amount, together with all accrued but unpaid interest and any other amounts then owing hereunder in respect of this Note could have been converted immediately prior to such reclassification or share exchange would have been entitled. This provision shall similarly apply to successive reclassifications or share exchanges.

            (vii) The Obligor shall maintain a share reserve of not less than 500% of the Ordinary Shares issuable upon conversion of this Note; and within five Business Days following the receipt by the Obligor of a Holder's notice that such minimum number of Underlying Shares is not so reserved, the Obligor shall promptly reserve a sufficient number of shares of Ordinary Shares to comply with such requirement.

            (viii) All calculations under this Section 3 shall be rounded up to the nearest $0.001 of a share.

            (ix) Whenever the Fixed Price is adjusted pursuant to Section 3 hereof, the Obligor shall promptly mail to the Holder a notice setting forth the Fixed Price after such adjustment and setting forth a brief statement of the facts requiring such adjustment.

                                                                  Execution Copy

            (x) If (A) the Obligor shall declare a dividend (or any other distribution) on the Ordinary Shares; (B) the Obligor shall declare a special nonrecurring cash dividend on or a redemption of the Ordinary Shares; (C) the Obligor shall authorize the granting to all holders of the Ordinary Shares rights or warrants to subscribe for or purchase any shares of capital stock of any class or of any rights; (D) the approval of any stockholders of the Obligor shall be required in connection with any reclassification of the Ordinary Shares, any consolidation or merger to which the Obligor is a party, any sale or transfer of all or substantially all of the assets of the Obligor, of any compulsory share exchange whereby the Ordinary Shares are converted into other securities, cash or property; or (E) the Obligor shall authorize the voluntary or involuntary dissolution, liquidation or winding up of the affairs of the Obligor; then, in each case, the Obligor shall cause to be filed at each office or agency maintained for the purpose of conversion of this Note, and shall cause to be mailed to the Holder at its last address as it shall appear upon the stock books of the Obligor, at least ten calendar days prior to the applicable record or effective date hereinafter specified, a notice stating (x) the date on which a record is to be taken for the purpose of such dividend, distribution, redemption, rights or warrants, or if a record is not to be taken, the date as of which the holders of the Ordinary Shares of record to be entitled to such dividend, distributions, redemption, rights or warrants are to be determined or
(y) the date on which such reclassification, consolidation, merger, sale, transfer or share exchange is expected to become effective or close, and the date as of which it is expected that holders of the Ordinary Shares of record shall be entitled to exchange their shares of the Ordinary Shares for securities, cash or other property deliverable upon such reclassification, consolidation, merger, sale, transfer or share exchange, provided, that the failure to mail such notice or any defect therein or in the mailing thereof shall not affect the validity of the corporate action required to be specified in such notice.

            (xi) In case of any (1) merger or  consolidation  of the  Obligor or any subsidiary of the Obligor with or into another Person, or (2) sale by the Obligor or any subsidiary of the Obligor of more than one-half of the assets of the Obligor in one or a series of related transactions, a Holder shall have the right to (A) convert the aggregate amount of this Note then outstanding into the shares of stock and other securities, cash and property receivable upon or deemed  to be  held  by  holders  of  Ordinary  Shares  following  such  merger, consolidation or sale, and such Holder shall be entitled upon such event or series of related events to receive such amount of securities, cash and property as the shares of Ordinary Shares into which such aggregate principal amount of this Note could have been converted immediately prior to such merger, consolidation or sales would have been entitled, or (B) in the case of a merger or consolidation, require the surviving entity to issue to the Holder a convertible Note with a principal amount equal to the aggregate principal amount of this Note then held by such Holder, plus all accrued and unpaid interest and other amounts owing thereon, which such newly issued convertible Note shall have terms identical (including with respect to conversion) to the terms of this Note, and shall be entitled to all of the rights and privileges of the Holder of this Note set forth herein and the agreements pursuant to which this Notes were issued. In the case of clause (B), the conversion price applicable for the newly issued shares of convertible preferred stock or convertible Notes shall be based upon the amount of securities, cash and property that each share of Ordinary Shares would receive in such transaction and the Conversion Price in effect immediately prior to the effectiveness or closing date for such transaction. The terms of any such merger, sale or consolidation shall include such terms so as to continue to give the Holder the right to receive the securities, cash and property set forth in this Section upon any conversion or redemption following such event. This provision shall similarly apply to successive such events.

                                                                  Execution Copy

      (d) The Obligor covenants that it will at all times reserve and keep available out of its authorized and unissued shares of Ordinary Shares solely for the purpose of issuance upon conversion of this Note and payment of interest on this Note, each as herein provided, free from preemptive rights or any other actual contingent purchase rights of persons other than the Holder, not less than such number of Ordinary Shares as shall (subject to any additional requirements of the Obligor as to reservation of such shares set forth in this
Note) be issuable (taking into account the adjustments and restrictions of Sections 2(b) and 3(c)) upon the conversion of the outstanding principal amount of this Note and payment of interest hereunder. The Obligor covenants that all Ordinary Shares that shall be so issuable shall, upon issue, be duly and validly authorized, issued and fully paid, nonassessable and, if the Underlying Shares Registration Statement has been declared effective under the Securities Act, registered for public sale in accordance with such Underlying Shares Registration Statement.

      (e) Upon a conversion hereunder the Obligor shall not be required to issue stock certificates representing fractions of shares of the Ordinary Shares, but may if otherwise permitted, make a cash payment in respect of any final fraction of a share based on the Closing Bid Price at such time. If the Obligor elects not, or is unable, to make such a cash payment, the Holder shall be entitled to receive, in lieu of the final fraction of a share, one whole Ordinary Shares.

      (f) The issuance of certificates for Ordinary Shares on conversion of this Note shall be made without charge to the Holder thereof for any documentary stamp or similar taxes that may be payable in respect of the issue or delivery of such certificate, provided that the Obligor shall not be required to pay any tax that may be payable in respect of any transfer involved in the issuance and delivery of any such certificate upon conversion in a name other than that of the Holder of such Note so converted and the Obligor shall not be required to issue or deliver such certificates unless or until the person or persons requesting the issuance thereof shall have paid to the Obligor the amount of such tax or shall have established to the satisfaction of the Obligor that such tax has been paid.

      (g) Any notices, consents, waivers or other communications required or permitted to be given under the terms hereof must be in writing and will be deemed to have been delivered: (i) upon receipt, when delivered personally; (ii) upon receipt, when sent by facsimile (provided confirmation of transmission is mechanically or electronically generated and kept on file by the sending party); or (iii) one (1) trading day after deposit with an internationally recognized overnight delivery service, in each case properly addressed to the party to receive the same. The addresses and facsimile numbers for such communications shall be:

                                                                  Execution Copy

If to the Obligor, to:   Futuremedia PLC
                         Nile House, Nile Street
                         Brighton, East Sussex BN1 1HW, United Kingdom
                         Attention: Leonard M. Fertig, CEO
                         Telephone: +44 1273 829700
                         Facsimile: +44 1273 829702

With a copy to:          Brown Rudnick
                         8 Clifford Street
                         London W1S 2LQ
                         Attention: Mark A. Dorff
                         Telephone: +44 20 7851 6005
                         Facsimile: +44 20 7851 6100

If to the Holder:        Cornell Capital Partners, LP
                         101 Hudson Street, Suite 3700
                         Jersey City, NJ  07302
                         Attention: Mark Angelo
                         Telephone: (201) 985-8300

With a copy to:          David Gonzalez Rillo, Esq.
                         101 Hudson Street - Suite 3700
                         Jersey City, NJ 07302
                         Telephone: (201) 985-8300
                         Facsimile: (201) 985-8266

or at such other address and/or facsimile number and/or to the attention of such other person as the recipient party has specified by written notice given to each other party three (3) business days prior to the effectiveness of such change. Written confirmation of receipt (i) given by the recipient of such notice, consent, waiver or other communication, (ii) mechanically or electronically generated by the sender's facsimile machine containing the time, date, recipient facsimile number and an image of the first page of such transmission or (iii) provided by an internationally recognized overnight delivery service, shall be rebuttable evidence of personal service, receipt by facsimile or receipt from an internationally recognized overnight delivery service in accordance with clause (i), (ii) or (iii) above, respectively.

      Section 4. Definitions. For the purposes hereof, the following terms shall have the meanings indicated in this Section. All other defined terms used herein but not otherwise defined shall have the meanings provided in the Securities Purchase Agreement.

      "Business Day" means any day except Saturday, Sunday and any day which shall be a federal legal holiday in the United States or a legal holiday in the United Kingdom or a day on which banking institutions are authorized or required by law or other government action to close in the U.S. or UK.

                                                                  Execution Copy

      "Commission" means the Securities and Exchange Commission.

      "Ordinary Shares" means the Ordinary Shares (as evidenced by American Depositary Shares, as evidenced by American Depositary Receipts) of the Obligor and stock of any other class into which such shares may hereafter be changed or reclassified.

      "Conversion Date" shall mean the date upon which the Holder gives the Obligor notice of their intention to effectuate a conversion of this Note into shares of the Obligor's Ordinary Shares as outlined herein.

      "Exchange Act" means the Securities Exchange Act of 1934, as amended.

      "Original Issue Date" shall mean the date of the first issuance of this Note regardless of the number of transfers and regardless of the number of instruments, which may be issued to evidence such Note.

      "Closing Bid Price" means the price per share in the last reported trade of the Ordinary Shares on the Nasdaq-CM or on the exchange which the Ordinary Shares is then listed as quoted by Bloomberg, LP.

      "Person" means a corporation, an association, a partnership, organization, a business, an individual, a government or political subdivision thereof or a governmental agency.

      "Securities Act" means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

      "Trading Day" means a day on which the shares of Ordinary Shares are quoted on the Nasdaq-CM or quoted or traded on such Subsequent Market on which the shares of Ordinary Shares are then quoted or listed; provided, that in the event that the shares of Ordinary Shares are not listed or quoted, then Trading Day shall mean a Business Day.

      "Transaction Documents" means the Securities Purchase Agreement or any other agreement delivered in connection with the Securities Purchase Agreement, including, without limitation, the Investor Registration Rights Agreement and the Warrant of even date herewith.

      "Underlying Shares" means the Ordinary Shares issuable upon conversion of this Note or as payment of interest in accordance with the terms hereof.

      "Underlying Shares Registration Statement" means a registration statement meeting the requirements set forth in the Registration Rights Agreement, covering among other things the resale of the Underlying Shares and naming the Holder as a "selling stockholder" thereunder.

                                                                  Execution Copy

      Section 5. Except as expressly provided herein, no provision of this Note shall alter or impair the obligations of the Obligor, which are absolute and unconditional, to pay the principal of, interest and other charges (if any) on, this Note at the time, place, and rate, and in the coin or currency, herein prescribed. This Note is a direct obligation of the Obligor. This Note ranks pari passu with all other Notes now or hereafter issued under the terms set forth herein. As long as this Note is outstanding, the Obligor shall not and shall cause their subsidiaries not to, without the consent of the Holder, (i) amend its certificate of incorporation, bylaws or other charter documents so as to adversely affect any rights of the Holder; (ii) repay, repurchase or offer to repay, repurchase or otherwise acquire shares of its Ordinary Shares or other equity securities other than to the extent permitted or required under the Transaction Documents; or (iii) enter into any agreement with respect to any of the foregoing.

      Section 6. This Note shall not entitle the Holder to any of the rights of a stockholder of the Obligor, including without limitation, the right to vote, to receive dividends and other distributions, or to receive any notice of, or to attend, meetings of stockholders or any other proceedings of the Obligor, unless and to the extent converted into Ordinary Shares in accordance with the terms hereof.

      Section 7. If this Note is mutilated, lost, stolen or destroyed, the Obligor shall execute and deliver, in exchange and substitution for and upon cancellation of the mutilated Note, or in lieu of or in substitution for a lost, stolen or destroyed Note, a new Note for the principal amount of this Note so mutilated, lost, stolen or destroyed but only upon receipt of evidence of such loss, theft or destruction of such Note, and of the ownership hereof, and indemnity, if requested, all reasonably satisfactory to the Obligor.

      Section 8. Section 8. Except for the Obligor's existing arrangements with HSBC (as disclosed to the Holder), no indebtedness of the Obligor is senior to this Note in right of payment, whether with respect to interest, damages or upon liquidation or dissolution or otherwise. Without the Holder's consent, the Obligor will not and will not permit any of their subsidiaries to, directly or indirectly, enter into, create, incur, assume or suffer to exist any additional indebtedness of any kind, on or with respect to any of its property or assets now owned or hereafter acquired or any interest therein or any income or profits there from that is senior in any respect to the obligations of the Obligor under this Note.

      Section 9. This Note shall be governed by and construed in accordance with the laws of the State of New Jersey, without giving effect to conflicts of laws thereof. Each of the parties consents to the jurisdiction of the Superior Courts of the State of New Jersey sitting in Hudson County, New Jersey and the U.S. District Court for the District of New Jersey sitting in Newark, New Jersey in connection with any dispute arising under this Note and hereby waives, to the maximum extent permitted by law, any objection, including any objection based on forum non conveniens to the bringing of any such proceeding in such jurisdictions.

      Section 10. Section 10. If the Obligor fails to strictly comply with the terms of this Note, then the Obligor shall reimburse the Holder promptly for all fees, costs and expenses, including, without limitation, attorneys' fees and expenses incurred by the Holder in any action in connection with this Note, including, without limitation, those incurred: (i) during any workout, attempted workout, and/or in connection with the rendering of legal advice as to the Holder's rights, remedies and obligations, (ii) collecting any sums which become due to the Holder, (iii) defending or prosecuting any proceeding or any counterclaim to any proceeding or appeal; or (iv) the protection, preservation or enforcement of any rights or remedies of the Holder.

                                                                  Execution Copy

      Section 11. Any waiver by the Holder of a breach of any provision of this Note shall not operate as or be construed to be a waiver of any other breach of such provision or of any breach of any other provision of this Note. The failure of the Holder to insist upon strict adherence to any term of this Note on one or more occasions shall not be considered a waiver or deprive that party of the right thereafter to insist upon strict adherence to that term or any other term of this Note. Any waiver must be in writing.

      Section 12. If any provision of this Note is invalid, illegal or unenforceable, the balance of this Note shall remain in effect, and if any provision is inapplicable to any person or circumstance, it shall nevertheless remain applicable to all other persons and circumstances. If it shall be found that any interest or other amount deemed interest due hereunder shall violate applicable laws governing usury, the applicable rate of interest due hereunder shall automatically be lowered to equal the maximum permitted rate of interest. The Obligor covenants (to the extent that it may lawfully do so) that it shall not at any time insist upon, plead, or in any manner whatsoever claim or take the benefit or advantage of, any stay, extension or usury law or other law which would prohibit or forgive the Obligor from paying all or any portion of the principal of or interest on this Note as contemplated herein, wherever enacted, now or at any time hereafter in force, or which may affect the covenants or the performance of this indenture, and the Obligor (to the extent it may lawfully do so) hereby expressly waives all benefits or advantage of any such law, and covenants that it will not, by resort to any such law, hinder, delay or impeded the execution of any power herein granted to the Holder, but will suffer and permit the execution of every such as though no such law has been enacted.

      Section 13. Whenever any payment or other obligation hereunder shall be due on a day other than a Business Day, such payment shall be made on the next succeeding Business Day.

      Section 14. THE PARTIES HEREBY KNOWINGLY, VOLUNTARILY AND INTENTIONALLY WAIVE THE RIGHT ANY OF THEM MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY
LITIGATION  BASED  HEREON OR ARISING OUT OF,  UNDER OR IN  CONNECTION  WITH THIS
AGREEMENT OR ANY TRANSACTION DOCUMENT OR ANY COURSE OF CONDUCT, COURSE OF DEALING, STATEMENTS (WHETHER VERBAL OR WRITTEN) OR ACTIONS OF ANY PARTY. THIS PROVISION IS A MATERIAL INDUCEMENT FOR THE PARTIES' ACCEPTANCE OF THIS AGREEMENT.

      Section 15. Neither the Holder nor any of its affiliates have had (directly or indirectly) an open short position in the ADSs or Ordinary Shares of the Obligor during the period from November 8, 2005 up to and including the date hereof, and the Holder agrees that it shall not, and that it will cause its affiliates not to, directly or indirectly, engage in any short sales of or hedging transactions with respect to any securities of the Obligor as long as any portion of this Note shall remain outstanding.

                   [REMAINDER OF PAGE INTENTIONLLY LEFT BLANK]

                                                                  Execution Copy

      IN WITNESS WHEREOF, the Obligor has caused this Convertible Note to be duly executed by a duly authorized officer as of the date set forth above.

                                        FUTUREMEDIA PLC

                                        By:
                                           -------------------------------------
                                           Name:  Leonard Fertig
                                           Title: CEO

                                                                  Execution Copy

                                   EXHIBIT "A"

                              NOTICE OF CONVERSION

           (To be executed by the Holder in order to convert the Note)

TO:

      The undersigned hereby irrevocably elects to convert $ of the principal amount of the above Note into Shares of Ordinary Shares of Futuremedia PLC, according to the conditions stated therein, as of the Conversion Date written below.

Conversion Date:
                                ------------------------------------------------
Applicable Conversion Price:
                                ------------------------------------------------
Signature:
                                ------------------------------------------------
Name:
                                ------------------------------------------------
Address:
                                ------------------------------------------------
Amount to be converted:        $
                                ------------------------------------------------
Amount of Note unconverted:    $
                                ------------------------------------------------
Conversion Price per share:    $
                                ------------------------------------------------
Number of shares of Ordinary
Shares to be issued:
                                ------------------------------------------------
Please issue the shares of
Ordinary Shares in the
following name and to the
following address:
                                ------------------------------------------------
Issue to:
                                ------------------------------------------------
Authorized Signature:
                                ------------------------------------------------
Name:
                                ------------------------------------------------
Title:
                                ------------------------------------------------
Phone Number:
                                ------------------------------------------------
Broker DTC Participant Code:
                                ------------------------------------------------
Account Number:
                                ------------------------------------------------